Wetrade Group, Inc.

No 1 Gaobei South Coast

Yi An Men 111 Block 37, Chao Yang District

Beijing City, People Republic of China 100020

August 24, 2021

Via Electronic Mail

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	Wetrade Group, Inc. (the “Company”)

Dear Mr. Kauten:

This letter is in response to the letter dated August 13, 2021 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Wetrade Group, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We respectfully advise the Staff that we have revised the cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. We also revised the prospectus summary on pages 3 to 6 to address the risks highlighted on the prospectus cover page.

Prospectus Summary, page 1

2.

Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the Company’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

RESPONSE: We respectfully advise the Staff that we have updated to disclose the permissions required by Chinese authorities to operate and issue securities to foreign investors and disclosed the permissions status of the company on page 6ƒCPA of the registration statement, and represent that we currently do not require CSRC nor CAC’s approval for our operations, however, that there are uncertainties to the interpretation and implementation of the PRC laws and regulations and we cannot assure if the PRC regulatory authorities are taking the same view. And if such permission is required, we might not be able to obtain the requisite permissions and which in turn will materially affect our business and results of operations.

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3.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

RESPONSE: We respectfully advise the Staff that we have made the disclosure regarding the impact of Holding Foreign Companies Accountable Act on the Company’s listing on an exchange, including whether the PCAOB is able to inspect our auditor, on pages 5, 6, and 24 of the registration statement.

Risk Factor Summary, page 3

4.

In your summary of risk factors, disclose the risks that being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that we have disclosed the risks related to having the majority of the company’s operations in China, including the significant regulatory, liquidity and enforcement risks on page 5 of the registration statement.

Risk Factor, page 6

5.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that we have added the risk factor under heading “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities” on page 18 of the registration statement, disclosing that Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common stock.

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6.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: We respectfully advise the Staff that we have added a risk factor on page 19 of the registration statement, under the heading “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Wetrade Group, Inc.

/s/ Zheng Dai
Name:	Zheng Dai
Title:	Chairman

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